

Fortuna Silver Mines Inc.

March 31, 2013

Condensed Interim Consolidated Financial Statements

May 7, 2013

(All amounts in US$'000's unless otherwise stated)

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(Unaudited - Expressed in thousands of US Dollars, except for share and per share amounts)

	Notes		Three months ended March 31, 2013		2012
Sales	17	$	**40,713**	$	40,601
Cost of sales	18		**23,929**		19,520
Mine operating earnings			**16,784**		21,081
Other expenses					
Selling, general and administrative expenses	10 a), 10 b)		**5,616**		3,949
Exploration and evaluation costs	19		**148**		254
Net loss on commodity contracts			**-**		339
Loss on disposal of mineral properties, plant and equipment			**14**		6
Operating income			**11,006**		16,533
Finance items					
Interest income			**215**		155
Interest expense			**(200)**		(144)
Net finance income			**15**		11
Income before tax			**11,021**		16,544
Income taxes			**4,356**		5,433
Net income for the period		$	**6,665**	$	11,111
Earnings per Share - Basic	13 e)i	$	**0.05**	$	0.09
Earnings per Share - Diluted	13 e)ii	$	**0.05**	$	0.09
Weighted average number of shares outstanding - Basic	13 e)i		**123,599,679**		123,484,033
Weighted average number of shares outstanding - Diluted	13 e)ii		**125,013,722**		125,462,390

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31,
(Unaudited - Expressed in thousands of US Dollars)

	Notes	Three months ended March 31, 2013	2012
Net income for the period		$ **6,665**	$ 11,111
Other comprehensive (loss) income			
Items that may be classified subsequently to net income			
Unrealized (loss) gain on translation of net investment		**(1,289)**	752
Unrealized gain on translation to presentation currency on foreign operations		**1,023**	78
		(266)	830
Total comprehensive income for the period		$ **6,399**	$ 11,941

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of US Dollars)

	Notes	Three months ended March 31, 2013	2012
OPERATING ACTIVITIES			
Net income for the period		$ 6,665	$ 11,111
Items not involving cash			
Depletion and depreciation		4,884	4,609
Accretion of provisions		118	59
Income taxes		4,356	5,433
Share-based payments (recovery)		982	(285)
Unrealized gain on commodity contracts		-	(621)
Loss on disposal of mineral properties, plant and equipment		14	6
Accrued interest on long term loans receivable and payable		(14)	8
Other		2	-
		17,007	20,320
Changes in non-cash working capital items			
Accounts receivable and other assets		3,771	(5,937)
Prepaid expenses		59	(341)
Due from related parties		(8)	(2)
Inventories		584	(1,269)
Trade and other payables		1,342	(2,943)
Due to related parties		(28)	(28)
Provisions		(8)	-
Cash provided by operating activities before interest and income taxes		22,719	9,800
Income taxes paid		(893)	(5,765)
Interest expense paid		(7)	(11)
Interest income received		169	148
Net cash provided by operating activities		21,988	4,172
INVESTING ACTIVITIES			
Redemptions of short term investments		1,984	17,000
Expenditures on mineral properties, plant and equipment		(18,395)	(7,589)
Advances of deposits on long term assets		(1,985)	(424)
Receipts of deposits on long term assets		1,967	935
Proceeds on disposal of mineral properties, plant and equipment		-	26
Net cash (used in) provided by investing activities		(16,429)	9,948
FINANCING ACTIVITIES			
Net proceeds on issuance of common shares		21	738
Repayment of finance lease obligations		(151)	(279)
Net cash (used in) provided by financing activities		(130)	459
Effect of exchange rate changes on cash and cash equivalents		(176)	543
INCREASE IN CASH AND CASH EQUIVALENTS		5,429	14,579
Cash and cash equivalents - beginning of period	3	58,720	38,730
CASH AND CASH EQUIVALENTS - END OF PERIOD	3	$ 63,973	$ 53,852
Supplemental cash flow information	14		

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of US Dollars)

	Notes		March 31, 2013		December 31, 2012
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	3	$	63,973	$	58,720
Short term investments	4		3,929		6,019
Accounts receivable and other assets	5		22,043		27,032
Prepaid expenses			1,200		1,268
Due from related parties	10 c)		12		5
Inventories	6		12,274		12,858
Assets held for sale	7, 17		51		51
Total current assets			103,482		105,953
NON-CURRENT ASSETS					
Deposits on long term assets	5		2,726		2,694
Deferred income tax assets			210		113
Mineral properties, plant and equipment	8		220,928		207,503
Total assets		$	327,346	$	316,263
LIABILITIES AND EQUITY					
CURRENT LIABILITIES					
Trade and other payables	9	$	18,670	$	17,348
Due to related parties	10 c)		25		54
Provisions	12		535		457
Income tax payable			211		200
Current portion of leases and long term liabilities	11		379		449
Total current liabilities			19,820		18,508
NON-CURRENT LIABILITIES					
Leases and long term liabilities	11		2,238		2,250
Provisions	12		9,951		9,970
Deferred income tax liabilities			23,538		21,042
Total liabilities			55,547		51,770
EQUITY					
Share capital			187,914		187,807
Share option and warrant reserve			13,794		12,994
Retained earnings			66,009		59,344
Accumulated other comprehensive income			4,082		4,348
Total equity			271,799		264,493
Total liabilities and equity		$	327,346	$	316,263
Contingencies and capital commitments	20				
Subsequent events	21				

APPROVED BY THE DIRECTORS:

　　　"Jorge Ganoza Durant"　　　, Director　　　　　　　*"Robert R. Gilmore"*　　　, Director
Jorge Ganoza Durant　　　　　　　　　　　　　Robert R. Gilmore

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of US Dollars, except for share amounts)

		Attributable to equity holders of the Company					
		Share Capital		Share Option and Warrant Reserve	Retained Earnings	Accumulated Other Comprehensive Income ("AOCI")	Total Equity
	Notes	Shares	Amount				
Balance - December 31, 2012		125,268,751	$ 187,807	$ 12,994	$ 59,344	$ 4,348	$ 264,493
Exercise of options		25,000	21	-	-	-	21
Issuance of shares for property	13 a)	11,415	49	-	-	-	49
Transfer of share option and warrant reserve on exercise of options		-	37	(37)	-	-	-
Share-based payments expense		-	-	837	-	-	837
Net income for the period		-	-	-	6,665	-	6,665
Unrealized loss on translation of net investment		-	-	-	-	(1,289)	(1,289)
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	-	1,023	1,023
Total comprehensive (loss) income for the period					6,665	(266)	6,399
Balance - March 31, 2013		**125,305,166**	**$187,914**	**$ 13,794**	**$66,009**	**$ 4,082**	**$ 271,799**
Balance - December 31, 2011		124,945,921	$ 186,540	$ 10,495	$ 27,881	$ 3,395	$ 228,311
Exercise of options		314,225	738	-	-	-	738
Issuance of shares for property	13 a)	8,605	51	-	-	-	51
Transfer of share option and warrant reserve on exercise of options		-	478	(478)	-	-	-
Share-based payments expense		-	-	416	-	-	416
Net income for the period		-	-	-	11,111	-	11,111
Unrealized gain on translation of net investment		-	-	-	-	752	752
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	-	78	78
Total comprehensive income for the period					11,111	830	11,941
Balance - March 31, 2012		125,268,751	$ 187,807	$ 10,433	$ 38,992	$ 4,225	$ 241,457

(All amounts in US$'000's unless otherwise stated)

1. Corporate Information

Fortuna Silver Mines Inc. ("Fortuna" or the "Company") is engaged in silver mining and related activities, in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver/lead/zinc mine in southern Peru and the San Jose silver/gold mine in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company's registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

2. Basis of Consolidation and Summary of Significant Accounting Policies

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements ("Financial Statements") have been prepared in accordance with International Accounting Standard 34 *Interim Financial Reporting* ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). The policies applied in these Financial Statements are based on IFRS issued and effective as at March 31, 2013. The Board of Directors approved these financial statements for issue on May 7, 2013.

The Financial Statements of Fortuna Silver Mines Inc. (the "Company") for the three month period ended March 31, 2013 have been prepared by management. The Financial Statements do not include all of the information required for full annual financial statements. The Financial Statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2012, which includes information necessary or useful to understanding the Company's business and financial presentation. In particular, the Company's significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2012, and have been consistently applied in the preparation of these Financial Statements.

b) Basis of Consolidation

i. Subsidiaries

These Financial Statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity's activities. Control is normally achieved through ownership, directly or indirectly, of more than 50% of the voting power. Control can also be achieved through power over more than half the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

(All amounts in US$'000's unless otherwise stated)

2. Basis of Consolidation and Summary of Significant Accounting Policies (continued)

b) Basis of Consolidation (continued)

i. Subsidiaries (continued)

For non-wholly owned subsidiaries, the net assets attributable to outside equity shareholders are presented as "non-controlling interests" in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries of the Company and their geographic locations at March 31, 2013 were as follows:

Name	Entity Type at March 31, 2013	Location	Economic Interest at March 31, 2013	Principal Activity	Method
Minera Bateas S.A.C. ("Bateas")	Subsidiary	Peru	100%	Caylloma Mine	Consolidation
Fortuna Silver Mines Peru S.A.C. ("FSM Peru")	Subsidiary	Peru	100%	Service company	Consolidation
Compania Minera Cuzcatlan SA ("Cuzcatlan")	Subsidiary	Mexico	100%	San Jose Mine	Consolidation
Fortuna Silver Mexico, S.A. de CV. ("FS Mexico")	Subsidiary	Mexico	100%	Exploration company	Consolidation
Fortuna Silver (Barbados) Inc. ("Barbados")	Subsidiary	Barbados	100%	Holding company	Consolidation
Continuum Resources Ltd. ("Continuum")	Subsidiary	Canada	100%	Holding company	Consolidation

ii. Joint Arrangements

A joint arrangement is an arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. Joint arrangements consist of joint ventures ("JV") and joint operations ("JO").

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement and involves the establishment of a corporation, partnership, or other entity in which each venture has a long term interest. JVs are accounted for using the equity method of accounting. The Company has no JVs as at March 31, 2013.

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have the rights to the assets, and obligations for the liabilities, relating to the arrangement and do not involve the establishment of a corporation, partnership, or other entity. The Company, as a joint operator, would recognize in relation to the Company's interest in the joint operation: its assets, including its share of any assets held jointly; its liabilities, including its share of any liabilities incurred jointly; its revenue from the sale of its share of the output arising from the joint operation; its share of the revenue from the sale of the output by the joint operation; and its expenses, including its share of any expenses incurred jointly. The Company has no JOs at March 31, 2013.

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2.   **Basis of Consolidation and Summary of Significant Accounting Policies (continued)**

b)   **Basis of Consolidation (continued)**

iii.   *Associates*

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is presumed to exist where the Company has a between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% if the Company has the power to be actively involved and influential in policy decisions affecting the entity. The Company' share of net assets and net income or loss is accounted for in the consolidated financial statements using the equity method of accounting. The Company has no associates at March 31, 2013.

c)   **Revenue Recognition**

Revenue arising from the sale of metal concentrates is recognized when title or the significant risks and rewards of ownership of the concentrates have been transferred to the buyer. The passing of title to the customer is based on the terms of the sales contract. Final commodity prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. The Company's metal concentrates are provisionally priced at the time of sale based on the prevailing market price.

Variations between the price recorded at the delivery date and the final price set under the sales contracts are caused by changes in market prices, and result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in sales in the consolidated statement of income. Sales of metal concentrates are net of refining and treatment charges.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metals prices, weights, and assays as of a date that is typically one, two, or three months after the delivery date. Typically, the adjustment is based on an inspection of the concentrate by the customer and in certain cases an inspection by a third party. The Company records adjustments to revenues monthly based on quoted spot prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement.

d) **Fair Value Measurement**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 16. a).

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2.   **Basis of Consolidation and Summary of Significant Accounting Policies (continued)**

e)   **Significant Accounting Judgments and Estimates**

The preparation of these Financial Statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.   Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.   *Critical Judgments*

- The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.
- In concluding when commercial production has been achieved, the Company considered the following factors:
  - all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
  - the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,
  - the ability to sustain ongoing production of ore at a steady or increasing level.
- The identification and assessment of the nature of the Company's interest in other entities or arrangements to determine whether the Company has control, joint control, significant influence or an interest in another entity or arrangement.
- The identification of reportable segments, basis for measurement and disclosure of the segmented information.
- The determination of estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense.
- The identification of impairment indicators, cash generating units and determination of value in use and the write down of tangible and long lived assets.
- Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

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2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)   Significant Accounting Judgments and Estimates (continued)

ii.   Estimates

- the recoverability of amounts receivable which are included in the consolidated statements of financial position;
- the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;
- the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;
- the determination of net realizable value of inventories on the consolidated statements of financial position;
- the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;
- the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;
- the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;
- the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;
- the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;
- the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;
- the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;
- the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;
- the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,
- the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

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2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f)   Significant Changes in Accounting Policies including Initial Adoption

IAS 1 Presentation of Financial Statements (Amendment)
The amendments to IAS 1 *Presentation of Financial Statements* retain the 'one or two statement' approach at the option of the entity and only revise the way other comprehensive income ("OCI") is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9) to the statement of income. In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

IAS 1 is amended to clarify that only one comparative period - which is the preceding period - is required for a complete set of financial statements.

IAS 16 Property, Plant, and Equipment (Amendment)
IAS 16 is amended to clarify the classification of servicing equipment. Spare parts, stand-by equipment and servicing equipment should be classified as property, plant, and equipment when they meet the definition of property, plant, and equipment in IAS 16 and otherwise as inventory using IAS 2 *Inventories*.

IAS 32 Financial Instruments: Presentation (Amendment)
IAS 32 is amended to clarify that IAS 12 *Income Taxes* applies to the account for income taxes relating to distributions to holders of equity instruments and transaction costs of equity transactions.

IAS 34 Interim Financial Reporting (Amendment)
IAS 34 is amended to clarify that the total assets and total liabilities for a particular reportable segment would be separately disclosed in interim financial reporting only when the amounts are regularly provided to the chief operating decision maker and there has been a material change from the amounts disclosed in the last annual financial statements for the reportable segment.

IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment)
The IASB approved amendments to IFRS 7, *Financial Instruments*: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements issued by the IASB and the FASB in December 2011 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company's financial position.

The Company has adopted the above amendments which do not have a significant impact on the Company's Financial Statements.

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(All amounts in US$'000's unless otherwise stated)

2. Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f) Significant Changes in Accounting Policies including Initial Adoption (continued)

IFRS 10 Consolidated Financial Statements

IFRS 10 *Consolidated Financial Statements* replaces the portion of IAS 27 *Consolidated and Separate Financial Statements* that addresses the accounting for consolidated financial statements, and SIC12 *Consolidation - Special Purpose Entities*. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as a basis for consolidation; (iii) sets out how to apply the principle of control whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. The Company has adopted IFRS 10 with no significant impact on the Company's Financial Statements.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 *Interest in Joint Ventures* and SIC-13 *Jointly-Controlled Entities-Non-Monetary Contributions by Venturers.* This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement (joint operations or joint ventures). The Company has adopted IFRS 11 with no significant impact on the Company's Financial Statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 combines the disclosure requirements for an entity's interest in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard. This standard requires the disclosure of information that enable users of financial statements to evaluate the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial position, financial performance and cash flows. The Company has adopted IFRS 12 with no significant impact on the Company's Financial Statements.

IFRS 13 Fair Value Measurement

IFRS 13 *Fair Value Measurement* provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 *Share-based Payment*; leasing transactions with the scope of IAS 17 *Leases*; measurements that have some similarities to fair value that are not fair value, such as net realizable value in IAS 2 *Inventories*; or value in use IAS 36 *Impairment of Assets*. The Company has adopted IFRS 13 and as a result has made updates to the disclosure of its financial instruments in Note 16.

(All amounts in US$'000's unless otherwise stated)

2. Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f) Significant Changes in Accounting Policies including Initial Adoption (continued)

***IFRS 10* Consolidated Financial Statements, *IFRS 11* Joint Arrangements, *and IFRS 12* Disclosure of Interests in Other Entities: Transition Guidance**

The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. For disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. The Company has adopted IFRS 10, 11, and 12 with no significant impact on the Company's Financial Statements.

IAS 19 Employee Benefits

On June 16, 2011, the IASB issued amendments to IAS 19, *Employee Benefits,* in order to improve the accounting for employment benefits. The amendments make important improvements by:

- eliminating the option to defer the recognition of gains and losses, known as the 'corridor method' or the "deferral and amortization approach";
- streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring re-measurements to be presented in OCI, thereby separating those changes from changes that many perceive to be the result of an entity's day-to-day operations;
- enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

The Company has adopted IAS 19 with no significant impact on the Company's Financial Statements.

IAS 27 Separate Financial Statements

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. The Company has adopted IAS 27 with no impact on the Company's Financial Statements.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and to set the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Company has adopted IAS 28 with no significant impact on the Company's Financial Statements.

g) New Accounting Standards

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company's Financial Statements.

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment)

The amendments to IAS 32 address inconsistencies in current practice when applying the requirements with regards to the offsetting of financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2013 AND 2012
(All amounts in US$'000's unless otherwise stated)

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2. **Basis of Consolidation and Summary of Significant Accounting Policies (continued)**

g) **New Accounting Standards (continued)**

IFRS 9 Financial Instruments - Classification and Measurement
IFRS 9, *Financial Instruments:* IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

h) **Change in Estimate**

The Company has made a change in estimate and commencing in the fourth quarter of 2012, the amortization of depletable properties on a unit-of-production basis will be over the portion of resources, in addition to the proven and probable reserves, expected to be extracted economically. The change in estimate is applied prospectively and impacts the depletion of the mineral deposit for the current and future periods.

3. **Cash and Cash Equivalents**

	March 31, 2013	December 31, 2012
Cash	$ **21,660**	$ 18,038
Cash equivalents	**42,313**	40,682
	$ **63,973**	$ 58,720

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less.

4. **Short Term Investments**

	March 31, 2013	December 31, 2012
Held for trading short term investments	$ **3,929**	$ 6,019

Short term investments include deposits with maturities from the date of acquisition of more than 90 days.

_____

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2013 AND 2012
(All amounts in US$'000's unless otherwise stated)

_____

5. Accounts Receivable and Other Assets and Deposits on Long Term Assets

The current accounts receivables and other assets are comprised of the following:

		March 31, 2013		December 31, 2012
Current				
Trade receivables from concentrate sales	$	**12,330**	$	15,158
Current portion of long term receivables		**718**		832
Advances and other receivables		**1,810**		3,637
GST/HST and value added tax receivable		**7,185**		7,405
Accounts receivable and other assets	$	**22,043**	$	27,032

Deposits on long term assets include non-current accounts receivable and other assets are comprised of the following:

		March 31, 2013		December 31, 2012
Non-current				
Long term receivables	$	**1,283**	$	1,557
Less: current portion of long term receivables		**(718)**		(832)
Non-current portion of long term receivables		**565**		725
Deposits on equipment		**1,050**		1,086
Deposits paid to contractors		**886**		744
Other		**225**		139
Deposits on long term assets	$	**2,726**	$	2,694

As at March 31, 2013, the Company had $222 trade receivables (2012: $1,178) which were past due with no impairment. The Company's allowance for doubtful accounts is $nil for all reporting periods.

The aging analysis of these trade receivables from concentrate sales is as follows:

		March 31, 2013		December 31, 2012
0-30 days	$	**11,911**	$	13,725
31-60 days		**-**		255
61-90 days		**197**		-
over 90 days		**222**		1,178
	$	**12,330**	$	15,158

_____

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2013 AND 2012
(All amounts in US$'000's unless otherwise stated)

_____

6.   Inventories

	March 31, 2013	December 31, 2012
Concentrate stock piles	$ 2,267	$ 2,918
Ore stock piles	3,305	3,391
Materials and supplies	6,702	6,549
Total inventories	$ 12,274	$ 12,858

For the three months ended March 31, 2013, $15,868 (2012: $12,648) of inventory was expensed in cost of sales and there has been no impairment (2012: $nil).

7.   Assets Held for Sale

Total assets held for sale - December 31, 2011	$ -
Additions	63
Disposals	(12)
Total assets held for sale - December 31, 2012	$ 51
Less: current portion	(51)
Non current assets held for sale - December 31, 2012	-
Total assets held for sale - December 31, 2012	$ 51
Total assets held for sale - March 31, 2013	**$ 51**
Less: current portion	**(51)**
Non current assets held for sale - March 31, 2013	**$ -**

As at March 31, 2013, the Company has $51 (2012: $51) of equipment held for sale. Included in assets held for sale are a scoop and a front loader as the machinery is not being used in the mine operations and are expected to be sold within one year.

_____

(All amounts in US$'000's unless otherwise stated)

8. Mineral Properties, Plant and Equipment

	Mineral Properties Non-Depletable (Tlacolula, Taviche Oeste, San Luisito)	Mineral Properties Depletable (Caylloma, San Jose, Taviche)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Period ended March 31, 2013									
Opening carrying amount	$ 960	$ 124,173	$ 19,047	$ 35,796	$ 3,984	$ 186	$ 2,468	$ 20,889	$ 207,503
Additions	4,288	6,296	(445)	399	301	81	-	7,134	18,054
Disposals	-	-	-	-	(14)	-	-	-	(14)
Depletion and depreciation	-	(2,542)	(704)	(889)	(213)	(19)	(178)	-	(4,545)
Reclassification	-	-	15	119	(119)	-	-	(15)	-
Adjustment on currency translation	-	(67)	-	(2)	(1)	-	-	-	(70)
Closing carrying amount	**$ 5,248**	**$ 127,860**	**$ 17,913**	**$ 35,423**	**$ 3,938**	**$ 248**	**$ 2,290**	**$ 28,008**	**$ 220,928**
As at March 31, 2013									
Cost	$ 5,248	$ 163,208	$ 26,664	$ 44,519	$ 5,805	$ 620	$ 5,124	$ 28,008	$ 279,196
Accumulated depletion and depreciation	-	(35,348)	(8,751)	(9,096)	(1,867)	(372)	(2,834)	-	(58,268)
Closing carrying amount	**$ 5,248**	**$ 127,860**	**$ 17,913**	**$ 35,423**	**$ 3,938**	**$ 248**	**$ 2,290**	**$ 28,008**	**$ 220,928**

(All amounts in US$'000's unless otherwise stated)

8. Mineral Properties, Plant and Equipment (continued)

	Mineral Properties Non-Depletable (Mario, Don Mario, Tlacolula)	Mineral Properties Depletable (Caylloma, San Jose, Taviche)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2012									
Opening carrying amount	$ 7,311	$ 105,668	$ 17,316	$ 37,452	$ 3,185	$ 135	$ 2,520	$ 8,246	$ 181,833
Additions	2,566	24,849	5,384	138	1,462	129	653	15,778	50,959
Disposals	-	-	(1,097)	-	(22)	(5)	-	(50)	(1,174)
Write-off of mineral properties	(3,887)	-	-	-	-	-	-	-	(3,887)
Depletion and depreciation	-	(12,327)	(3,000)	(4,449)	(629)	(73)	(705)	-	(21,183)
Reclassification	(5,030)	5,030	444	2,653	(12)	-	-	(3,085)	-
Adjustment on currency translation	-	953	-	2	-	-	-	-	955
Closing carrying amount	$ 960	$ 124,173	$ 19,047	$ 35,796	$ 3,984	$ 186	$ 2,468	$ 20,889	$ 207,503
As at December 31, 2012									
Cost	$ 960	$ 157,054	$ 27,092	$ 44,004	$ 5,694	$ 539	$ 5,124	$ 20,889	$ 261,356
Accumulated depletion and depreciation	-	(32,881)	(8,045)	(8,208)	(1,710)	(353)	(2,656)	-	(53,853)
Closing carrying amount	$ 960	$ 124,173	$ 19,047	$ 35,796	$ 3,984	$ 186	$ 2,468	$ 20,889	$ 207,503

As at March 31, 2013, the non-depletable mineral properties include the Tlacolula, Taviche Oeste, and San Luisito properties.

As at December 31, 2012, the non-depletable mineral properties includes the Tlacolula property as the Mario and Don Mario properties were abandoned and written off in 2012.

a) Mario Property

During the second quarter of 2012, upon completion of a 7,000 meter Phase I drill program at the Mario and Don Mario Properties ("Mario project"), the Company determined the program was not successful in demonstrating the potential to meet the minimum target size established for the project and the Company abandoned its interest in the Mario property resulting in a write-off of $3,627.

b) Don Mario Property

As the Don Mario property is part of the overall Mario project and as the Phase 1 drill program at the Mario Property was not successful, the Company abandoned its interest in the Don Mario Property resulting in a write-off of $260.

(All amounts in US$'000's unless otherwise stated)

8. Mineral Properties, Plant and Equipment (continued)

c) Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the "Option") to acquire a 60% interest (the "Interest") in the Tlacolula silver project ("property") located in the State of Oaxaca, Mexico from Radius Gold Inc.'s wholly owned subsidiary, Radius (Cayman) Inc. ("Radius") (a related party by way of directors in common with the Company described further in Note 10. a)).

The Company can earn the Interest by spending $2,000, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property and making staged annual payments totalling $250 cash and providing $250 in common shares of the Company to Radius according to the following schedule:

- $20 cash and $20 cash equivalent in shares upon stock exchange approval;
- $30 cash and $30 cash equivalent in shares by January 15, 2011;
- $50 cash and $50 cash equivalent in shares by January 15, 2012;
- $50 cash and $50 cash equivalent in shares by the January 15, 2013; and,
- $100 cash and $100 cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

As at December 31, 2012, the Company had issued 23,174 common shares of the Company, with a fair market value of $100 and paid $100 cash according to the terms of the option agreement.

On January 15, 2013, the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and on January 14, 2013 paid $50 cash according to the terms of the option agreement.

d) Taviche Oeste Concessions

On February 4, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, acquired, through an option agreement (the "Option") with Plata Pan American S.A. de C.V. ("Plata") (a wholly owned subsidiary of Pan American Silver Corp.), a 55% undivided interest in 6,254 hectare Taviche Oeste Concessions ("concessions") immediately surrounding the San Jose Mine in Oaxaca, Mexico. The Company made a cash payment of $4.0 million. Once a production decision is made to develop ore from the concessions, the Company, through its wholly owned subsidiary, Cuzcatlan, will purchase the remaining 45% undivided interest in the property for $6.0 million. Plata will retain a 2.5% net smelter royalty on ore production from this property.

(All amounts in US$'000's unless otherwise stated)

8. Mineral Properties, Plant and Equipment (continued)

e) San Luisito Concessions

On February 26, 2013, the Company through its wholly owned subsidiary, Cuzcatlan, was granted an option (the "Option") with a third party on concessions in the San Luisito Project, Sonora, Mexico and made a cash payment of $50. Further payments due are as follows: August 26, 2013 $150, February 24, 2014 $400, February 24, 2015 $1,000, February 26, 2016 $1,400, and February 26, 2017 $12,000. The third party will retain a 2% net smelter royalty on ore produced from this property.

9. Trade and Other Payables

		March 31, 2013		December 31, 2012
Trade accounts payable	$	**11,965**	$	11,114
Payroll payable		**4,667**		4,238
Restricted share unit payable		**670**		648
Other payables		**1,368**		1,348
	$	**18,670**	$	17,348

10. Related Party Transactions

a) Purchase of Goods and Services

The Company entered into the following related party transactions:

	Three months ended March 31,			
Transactions with related parties		**2013**		2012
Salaries and wages [1,2]	$	**25**	$	18
Other general and administrative expenses [2]		**77**		147
Leasehold improvements [2]		**-**		4
	$	**102**	$	169

[1] Salaries and wages includes employees' salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

[2] Radius Gold Inc. ("Radius") has directors in common with the Company and shares office space, and is reimbursed for salaries, wages, general administration costs, and leasehold improvements incurred on behalf of the Company to June 30, 2012. Gold Group Management Inc. ("Gold Group"), which is owned by a director in common with the Company, provides various administrative, management, and other related services effective July 1, 2012.

In January 2013, the Company issued 11,415 (2012: 8,605) common shares of the Company, at a fair market value of $4.38 (2012: $5.81) per share and paid $50 (2012: $50) cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

(All amounts in US$'000's unless otherwise stated)

10. Related Party Transactions (continued)

b) Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company. The compensation paid and payable to key management for services is shown below:

	Three months ended March 31,			
		2013		2012
Salaries and other short term employee benefits	**$**	**848**	$	550
Directors fees		**93**		90
Consulting fees		**45**		45
Share-based payments (recovery)		**827**		(343)
	$	**1,813**	$	342

Consulting fees includes fees paid to two non-executive directors in both 2013 and 2012.

c) Period End Balances Arising From Purchases of Goods/Services

Amounts due from related parties		**March 31, 2013**		December 31, 2012
Owing from a director and officer[3]	**$**	**10**	$	-
Owing from a company with common director [3]		**2**		5
	$	**12**	$	5

[3] Owing from a director and officer includes non-interest bearing advances to an officer and director of the Company, and a company controlled by a director of the Company at March 31, 2013 and December 31, 2012.

Amounts due to related parties		**March 31, 2013**		December 31, 2012
Owing to company(ies) with common directors [4]	**$**	**25**	$	54

[4] 2013 Owing to Gold Group Management Inc. ("Gold Group)" who has a director in common with the Company. 2012 owing to Radius Gold Inc. ("Radius") and Gold Group Management Inc. ("Gold Group") whom have directors in common with the Company.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

(All amounts in US$'000's unless otherwise stated)

11. Leases and Long Term Liabilities

Leases and long term liabilities are comprised of the following:

		March 31, 2013		December 31, 2012
Obligations under finance lease (a)	**$**	**525**	$	676
Long term liabilities (b)		**20**		19
Deferred share units (Note 13. c))		**2,072**		2,004
		2,617		2,699
Less: current portion				
Obligations under finance lease (a)		**379**		449
Current portion of leases and long term liabilities		**379**		449
Leases and long term liabilities, non-current	**$**	**2,238**	$	2,250

a) Obligations under Finance Lease

The following is a schedule of the Company's future minimum lease payments. These are related to the acquisition of mining equipment, vehicles, and buildings.

Obligations under Finance Lease		**March 31, 2013**		December 31, 2012
Not later than 1 year	**$**	**394**	$	469
Less: future finance charges on finance lease		**(15)**		(20)
		379		449
Later than 1 year but less than 5 years		**148**		231
Less: future finance charges on finance lease		**(2)**		(4)
		146		227
Present value of finance lease payments	**$**	**525**	$	676

b) Long Term Liabilities

The Company's Mexican operation is required to provide a seniority premium to all employees as required under Mexican labor law. This liability is calculated using actuarial techniques and discounting the benefit using the Projected Unit Credit Method with the following assumptions: a discount rate of 7.50%, wage increases ranging from 4.5% to 5.0%, minimum wage increase of 4.0%, and a long term inflation rate of 4.0%. During the three months ended March 31, 2013, $2 (2012: $nil) has been recognized as an expense, respectively.

(All amounts in US$'000's unless otherwise stated)

12. Provisions

A summary of the Company's provisions for decommissioning and restoration liabilities are presented below:

	Decommissioning and Restoration Liabilities		
	Caylloma Mine	San Jose Mine	Total
At March 31, 2013			
Anticipated settlement date	**2020**	**2024**	
Undiscounted value of estimated cash flow	**$ 7,254**	**$ 5,587**	**$ 12,841**
Estimated mine life (years)	**8**	**12**	
Discount rate	**3.3%**	**4.8%**	
Inflation rate	**2.5%**	**3.0%**	
Total provisions - December 31, 2011	$ 3,496	$ 1,478	$ 4,974
Increase to existing provisions	3,954	1,680	5,634
Accretion of provisions	124	108	232
Foreign exchange differences	(129)	102	(27)
Cash payments	(386)	-	(386)
Total provisions - December 31, 2012	$ 7,059	$ 3,368	$ 10,427
Less: current portion	(111)	(346)	(457)
Non current - December 31, 2012	$ 6,948	$ 3,022	$ 9,970
Total provisions - December 31, 2012	**$ 7,059**	**$ 3,368**	**$ 10,427**
(Decrease) increase to existing provisions	**(133)**	**11**	**(122)**
Accretion of provisions	**56**	**63**	**119**
Foreign exchange differences	**(102)**	**172**	**70**
Cash payments	**-**	**(8)**	**(8)**
Total provisions - March 31, 2013	**$ 6,880**	**$ 3,606**	**$ 10,486**
Less: current portion	**(139)**	**(396)**	**(535)**
Non current - March 31, 2013	**$ 6,741**	**$ 3,210**	**$ 9,951**

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded. The estimate of the Company's decommissioning and restoration liability relating to the Caylloma and San Jose mine is subject to change based on amendments to laws and regulations and as new information regarding the Company's operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate. Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral properties, plant and equipment balance. Adjustments to the carrying amounts of the related mineral properties, plant and equipment balance can result in a change to the future depletion expense.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2013 AND 2012
(All amounts in US$'000's unless otherwise stated)
_____

13.   Share Capital

a)   Unlimited Common Shares Without Par Value

During the three months ended March 31, 2013, the Company issued 11,415 (2012: 8,605) common shares of the Company, at a fair market value of $4.38 (2012: $5.81) per share and paid $50 (2012: $50) cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico. (Refer to Note 8. c).

b)   Share Options

Shareholder approval of the Company's Stock Option Plan (the "Plan"), dated April 11, 2011, was obtained at the Company's annual general meeting held on May 26, 2011. The Plan provides that the number of common shares of the Company issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares, which equals 9.92% of the current total number of issued and outstanding common shares of the Company, as at April 11, 2011.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options. Changes in the subjective input assumptions can materially affect the fair value estimate. The following is a summary of share option transactions:

	Three months ended March 31, 2013		Year ended December 31, 2012	
	Shares (in 000's)	Weighted average exercise price (CAD$)	Shares (in 000's)	Weighted average exercise price (CAD$)
Outstanding at beginning of the period	6,117 $	2.83	3,876 $	2.83
Granted	-	4.18	2,613	4.18
Exercised	(25)	2.35	(314)	2.35
Forfeited	(24)	4.10	(50)	4.46
Expired	-	4.46	(8)	4.46
Outstanding at end of the period	6,068 $	3.43	6,117 $	2.83
Vested and exercisable at end of the period	3,117 $	2.72	3,081 $	2.63

During the three months ended March 31, 2013, 24,136 share purchase options with exercise prices ranging from CAD$4.03 and CAD$4.46 per share were forfeited, no share purchase options were granted, or expired unexercised. As at March 31, 2013, 25,000 share purchase options, with an exercise price of CAD$0.85 per share were accelerated to expire March 31, 2013 from January 11, 2017, and 8,271 share purchase options, with an exercise price of CAD$4.46 per share were accelerated to expire June 29, 2013 from June 8, 2014.

During the three months ended March 31, 2013, 25,000 share purchase options were exercised at CAD$0.85 per share

_____

_____

13.   Share Capital (continued)

b)   Share Options (continued)

Subsequent to March 31, 2013, 25,000 share purchase options with an exercise price of CAD$0.85 per share expired unexercised.

The share-based payment charge of $837 (2012: $416) covering option grants, forfeitures, and accelerated vesting recognized for the three months ended March 31, 2013 has been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	Three months ended March 31,	
	2013	2012
Risk-free interest rate	**1.00% to 1.91%**	1.06% to 1.91%
Expected stock price volatility	**55.93% to 58.36%**	55.93% to 56.48%
Expected term in years	**3**	3
Expected dividend yield	**0%**	0%
Expected forfeiture rate	**4.15%**	4.15%

The expected volatility assumption is based on the historical volatility of the Company's Canadian dollar common share price on the Toronto Stock Exchange.

The following table summarizes information related to stock options outstanding and exercisable at March 31, 2013:

Exercise price in CAD$	Number of outstanding share purchase options (in 000's)	Weighted average remaining contractual life of outstanding share purchase options (years)	Weighted average exercise price on outstanding share purchase options CAD$	Exercisable share purchase options (in 000's)	Weighted average exercise price on exercisable share purchase options CAD$
$0.80 to $0.99	756	5.6	$ 0.84	756	$ 0.84
$1.00 to $1.99	660	3.1	1.53	660	1.53
$2.00 to $6.67	4,652	2.2	4.11	1,701	4.02
$0.80 to $6.67	6,068	2.7	$ 3.43	3,117	$ 2.72

The weighted average remaining life of vested share purchase options at March 31, 2013 was 3.1 years (2012: 3.3 years).

c)   Deferred Share Units ("DSU") Cost

During 2010, the Company implemented a DSU plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors. All grants under the plan are fully vested upon credit to an eligible directors' account.

_____

_____

13.   Share Capital (continued)

c)   Deferred Share Units ("DSU") Cost (continued)

During the three months ended March 31, 2013 and 2012, there were no DSU grants or settlements in cash. As at March 31, 2013, there are 481,465 (2012: 481,465) DSU outstanding with a fair value of $2,072 (2012: $2,004).

d)   Restricted Share Units ("RSU") Cost

During 2010, the Company implemented a RSU plan for certain employees or officers. The RSU entitle employees or officers to a cash payment after the end of a performance period of up to two years following the date of the award. The RSU payment will be an amount equal to the fair market value of the Company's common share on the five trading days immediately prior to the end of the performance period multiplied by the number of RSU held by the employee.

During the three months ended March 31, 2013 and 2012, there were no RSU grants or settlements. As at March 31, 2013, there are 155,674 (2012: 155,674) RSU outstanding with a fair value of $670 (2012: $648). Refer to Note 9.

e)   Earnings per Share

i.   Basic

Basic earnings per share is calculated by dividing the net income for the period by the weighted average number of shares outstanding during the period.

The following table sets forth the computation of basic earnings per share:

		Three months ended March 31,		
		2013		2012
Income available to equity owners	$	**6,665**	$	11,111
Weighted average number of shares (in '000's)		**123,600**		123,484
Earnings per share - basic	$	**0.05**	$	0.09

_____

_____

13.   Share Capital (continued)

e)   Earnings per Share (continued)

ii. Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The following table sets forth the computation of diluted earnings per share:

		Three months ended March 31,	
		2013	2012
Income available to equity owners	$	**6,665** $	11,111
Weighted average number of shares ('000's)		**123,600**	123,484
Incremental shares from share options		**1,414**	1,978
Weighted average diluted shares outstanding ('000's)		**125,014**	125,462
Earnings per share - diluted	$	**0.05** $	0.09

For the three months ended March 31, 2013, excluded from the calculation were 1,843,653 (2012:184,138) anti-dilutive options with exercise prices ranging from CAD$4.46 to CAD$6.67 (2012: CAD$6.67).

14.   Supplemental Cash Flow Information

Supplementary disclosure of cash flow information:

	Note	Three months ended March 31,	
		2013	2012
Non-cash Investing and Financing Activities:			
Issuance of shares on purchase of mineral properties, plant and equipment	**8 c)**	$ **50** $	50

15.   Capital Disclosure

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern.

The capital of the Company consists of equity and available credit facility, net of cash. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at March 31, 2013, are sufficient for its present needs for at least the next 12 months. The Company is not subject to externally imposed capital requirements.

_____

(All amounts in US$'000's unless otherwise stated)

15. Capital Disclosure (continued)

The Company's overall strategy with respect to capital risk management remained unchanged during the period.

16. Management of Financial Risk

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

a) Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the three months ended March 31, 2013, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

i. Assets and Liabilities Measured At Fair Value on a Recurring Basis

Fair Value Measurements

At March 31, 2013	Quoted Prices in Active Markets for Identical Assets Level 1	Significant and Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Aggregate Fair Value
Cash and cash equivalents	$ 63,973	$ -	$ -	$ 63,973
Short term investments	3,929	-	-	3,929
Trade receivable from concentrate sales [1]	-	12,330	-	12,330
	$ 67,902	$ 12,330	$ -	$ 80,232

[1] Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2013 AND 2012
(All amounts in US$'000's unless otherwise stated)

_____

16. Management of Financial Risk (continued)

a) Fair Value Measurements of Financial Instruments (continued)

ii. Fair Value of Financial Assets and Liabilities

Fair Values of Financial Assets and Liabilities

	March 31, 2013		December 31, 2012	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets				
Cash and cash equivalents [1]	$ **63,973**	$ **63,973**	$ 58,720	$ 58,720
Short term investments [1]	**3,929**	**3,929**	6,019	6,019
Trade receivable from concentrate sales [2]	**12,330**	**12,330**	15,158	15,158
Advances and other receivables [1]	**1,810**	**1,810**	3,637	3,637
Due from related parties [1]	**12**	**12**	5	5
Deposits on long term assets [3]	**2,726**	**2,726**	2,694	2,694
	$ **84,780**	$ **84,780**	$ 86,233	$ 86,233
Financial liabilities				
Trade and other payables [1]	$ **18,000**	$ **18,000**	$ 16,700	$ 16,700
Due to related parties [1]	**25**	**25**	54	54
Leases and long term liabilities [4]	**545**	**562**	695	719
	$ **18,570**	$ **18,587**	$ 17,449	$ 17,473

[1] Fair value approximates the carrying amount due to the short term nature and historically negible credit losses.

[2] Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

[3] Deposits on long term assets includes the amortized value of long term receivables which approximates their fair value.

[4] Leases and long term liabilities are recorded at amortized costs. The fair value of leases and long term liabilities are primarily determined using quoted market prices. Balance includes current portion of leases and long term liabilities.

_____

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2013 AND 2012
(All amounts in US$'000's unless otherwise stated)

_____

16.   Management of Financial Risk (continued)

b)   Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos. A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company's income, financial position, or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at March 31, 2013, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

	March 31, 2013			December 31, 2012		
	Canadian Dollars	Nuevo Soles	Mexican Pesos	Canadian Dollars	Nuevo Soles	Mexican Pesos
Cash and cash equivalents	$ 5,355	S/. 3,323	$ 5,460	$ 4,231	S/. 1,389	$ 6,136
Short term investments	4,000	-	-	6,000	-	-
Accounts receivable and other assets	76	2,264	87,209	77	3,097	98,147
Due from related parties	-	26	-	-	-	-
Trade and other payables	(1,405)	(12,220)	(65,602)	(1,225)	(12,300)	(49,779)
Due to related parties	(26)	-	-	(54)	-	-
Provisions, current	-	(358)	(4,896)	-	(284)	(4,502)
Income tax payable	-	(326)	-	-	(326)	-
Leases and long term liabilities	(2,108)	-	(258)	(1,998)	-	(245)
Provisions	-	(17,453)	(39,648)	-	(19,560)	(39,323)
Total	$ 5,892	S/. (24,744)	$(17,735)	$ 7,031	S/. (27,984)	$ 10,434
Total US$ equivalent	$ 5,788	$ (9,557)	$ (1,435)	$ 7,053	$ (10,970)	$ 802

Based on the above net exposure as at March 31, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $643 (2012: $784) and a net loss of $1,221 (2012: net loss $1,130).

c)   Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions. These investments mature at various dates within one year. All of the Company's trade accounts receivables from concentrate sales are held with large international metals trading companies.

_____

(All amounts in US$'000's unless otherwise stated)

16. Management of Financial Risk (continued)

c) Credit Risk (continued)

The Company's maximum exposure to credit risk as at March 31, 2013 is as follows:

	March 31, 2013	December 31, 2012
Cash and cash equivalents	**$ 63,973**	$ 58,720
Short term investments	**3,929**	6,019
Accounts receivable and other assets	**22,043**	27,032
Due from related parties	**12**	5
	$ 89,957	$ 91,776

The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

d) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expected payments due by period as at March 31, 2013				
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	$ 18,670	$ -	$ -	$ -	$ 18,670
Due to related parties	25	-	-	-	25
Income tax payable	211	-	-	-	211
Long term liabilities	394	2,240	-	-	2,634
Operating leases	661	1,297	780	99	2,837
Provisions	594	519	612	11,116	12,841
	$ 20,555	**$ 4,056**	**$ 1,392**	**$ 11,215**	**$ 37,218**

(All amounts in US$'000's unless otherwise stated)

16. Management of Financial Risk (continued)

d) Liquidity Risk (continued)

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business. Refer to Note 20. c).

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility ("credit facility") to be refinanced or repaid on or within two and one-half years or before February 6, 2013. The credit facility is secured by a first ranking lien on Bateas and its assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.50% per annum is payable quarterly on the unutilized portion of the available credit facility. No funds were drawn from this credit facility.

In February 2013 the Bank of Nova Scotia extended the credit facility maturity date to February 6, 2013 and then to February 27, 2013. On March 15, 2013, the Bank of Nova Scotia extended the credit facility maturity date to March 28, 2013. No funds were drawn from this credit facility.

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility ("credit facility") to be refinanced or repaid on or within three years or before April 22, 2016. The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility. No funds were drawn from this credit facility.

e) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

A 10% change in interest rates would cause a $25 change in income on an annualized basis.

f) Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, lead, and copper sold through its mineral concentrate products. As a matter of policy, the Company does not hedge its silver production.

17. Segmented Information

All of the Company's operations are within the mining sector, conducted through operations in three countries. Due to geographic and political diversity, the Company's mining operations are decentralized whereby management are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mine in addressing local and country issues including financial, human resources, and exploration support.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2013 AND 2012
(All amounts in US$'000's unless otherwise stated)

_____

17.   Segmented Information (continued)

Products are silver, gold, lead, zinc and copper produced from mines in Peru and Mexico, as operated by Bateas and Cuzcatlan, respectively. Segments have been aggregated where operations in specific regions have similar products, production processes, types of customers and economic environment.

The Company's operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company's business units. The segment information for the reportable segments for the three months ended March 31, 2013 and 2012 are as follows:

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Three months ended March 31, 2013				
Sales to external customers by product	$ -	$ 22,239	$ 18,474	$ 40,713
Silver-gold concentrates	$ -	$ -	$ 18,474	$ 18,474
Silver-lead concentrates	$ -	$ 18,179	$ -	$ 18,179
Zinc concentrates	$ -	$ 4,060	$ -	$ 4,060
Cost of sales*	$ -	$ 13,860	$ 10,069	$ 23,929
Depletion and depreciation**	$ 112	$ 2,468	$ 2,304	$ 4,884
Selling, general and administrative expenses*	$ 4,030	$ 808	$ 778	$ 5,616
Exploration and evaluation costs	$ 148	$ -	$ -	$ 148
Other material non-cash items	$ -	$ -	$ 14	$ 14
Interest income	$ 30	$ 161	$ 24	$ 215
Interest expense	$ 74	$ 63	$ 63	$ 200
Income (loss) before tax	$ (4,222)	$ 7,669	$ 7,574	$ 11,021
Income taxes	$ (45)	$ 2,459	$ 1,942	$ 4,356
Income (loss) for the period	$ (4,177)	$ 5,210	$ 5,632	$ 6,665
Capital expenditures	$ 42	$ 6,277	$ 11,735	$ 18,054

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2013 AND 2012
(All amounts in US$'000's unless otherwise stated)

_____

17. Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Three months ended March 31, 2012				
Sales to external customers	$ -	$ 21,365	$ 19,236	$ 40,601
Silver-gold concentrates	$ -	$ -	$ 19,236	$ 19,236
Silver-lead concentrates	$ -	$ 17,616	$ -	$ 17,616
Zinc concentrates	$ -	$ 3,749	$ -	$ 3,749
Cost of sales*	$ -	$ 11,815	$ 7,705	$ 19,520
Depletion and depreciation**	$ 53	$ 1,831	$ 2,725	$ 4,609
Selling, general and administrative expenses*	$ 2,305	$ 964	$ 680	$ 3,949
Exploration and evaluation costs	$ 254	$ -	$ -	$ 254
Other material non-cash items	$ -	$ 16	$ (10)	$ 6
Interest income	$ 45	$ 100	$ 10	$ 155
Interest expense	$ 75	$ 42	$ 27	$ 144
Income (loss) before tax	$ (2,588)	$ 8,543	$ 10,589	$ 16,544
Income taxes	$ 46	$ 2,642	$ 2,745	$ 5,433
Income (loss) for the period	$ (2,634)	$ 5,901	$ 7,844	$ 11,111
Capital expenditures	$ 70	$ 6,258	$ 2,029	$ 8,357

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
As at March 31, 2013				
Assets held for sale	**$ -**	**$ 51**	**$ -**	**$ 51**
Total assets	**$ 17,410**	**$ 132,365**	**$ 177,571**	**$ 327,346**
Total liabilities	**$ 6,181**	**$ 27,793**	**$ 21,573**	**$ 55,547**
As at December 31, 2012				
Assets held for sale	$ -	$ 51	$ -	$ 51
Total assets	$ 19,412	$ 127,778	$ 169,073	$ 316,263
Total liabilities	$ 5,466	$ 27,710	$ 18,594	$ 51,770

(All amounts in US$'000's unless otherwise stated)

17. Segmented Information (continued)

The segment information by geographical region for the three months ended March 31, 2013 and 2012 are as follows:

Reportable Segments		Canada		Peru		Mexico		Total
Three months ended March 31, 2013								
Sales to external customers by product	**$**	**-**	**$**	**22,239**	**$**	**18,474**	**$**	**40,713**
Silver-gold concentrates	**$**	**-**	**$**	**-**	**$**	**18,474**	**$**	**18,474**
Silver-lead concentrates	**$**	**-**	**$**	**18,179**	**$**	**-**	**$**	**18,179**
Zinc concentrates	**$**	**-**	**$**	**4,060**	**$**	**-**	**$**	**4,060**
Three months ended March 31, 2012								
Sales to external customers by product	$	-	$	21,365	$	19,236	$	40,601
Silver-gold concentrates	$	-	$	-	$	19,236	$	19,236
Silver-lead concentrates	$	-	$	17,616	$	-	$	17,616
Zinc concentrates	$	-	$	3,749	$	-	$	3,749

Reportable Segments		Canada		Peru		Mexico		Total
As at March 31, 2013								
Non current assets	**$**	**3,016**	**$**	**88,157**	**$**	**132,691**	**$**	**223,864**
As at December 31, 2012								
Non current assets	$	3,132	$	84,531	$	122,647	$	210,310

For the three months ended March 31, 2013, six (2012: five) customers, respectively, represented 100% of total sales to external customers as follows:

External Sales by Customer and Region	Three months ended March 31, 2013			2012	
Customer 1	**$**	**4,207**	**19%**	$ 1,391	7%
Customer 2		**18,035**	**81%**	18,448	86%
Customer 3		**9**	**0%**	1,526	7%
Customer 4		**(12)**	**0%**	-	0%
Bateas/Peru	**$**	**22,239**	**100%**	$ 21,365	100%
% of total sales		**55%**		53%	
Customer 1	**$**	**15,621**	**85%**	$ 1,958	10%
Customer 2		**2,853**	**15%**	17,278	90%
Cuzcatlan/Mexico	**$**	**18,474**	**100%**	$ 19,236	100%
% of total sales		**45%**		47%	
Consolidated	**$**	**40,713**	**100%**	$ 40,601	100%
% of total sales		**100%**		100%	

(All amounts in US$'000's unless otherwise stated)

18. Cost of Sales

The cost of sales for the three months ended March 31, 2013 and 2012 are as follows:

	Three months ended March 31,					
	2013			2012		
	Caylloma	**San Jose**	**Total**	Caylloma	San Jose	Total
Direct mining costs [1]	**$11,203**	**$ 7,863**	**$19,066**	$ 9,422	$ 5,099	$ 14,521
Depletion and depreciation	**2,444**	**2,206**	**4,650**	1,791	2,606	4,397
Royalty expenses	**213**	**-**	**213**	602	-	602
	$13,860	**$10,069**	**$23,929**	$ 11,815	$ 7,705	$ 19,520

[1] Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

19. Exploration and Evaluation Costs

The exploration and evaluation costs for the three months ended March 31, 2013 and 2012 are as follows:

	Three months ended March 31,	
	2013	2012
Share-based payments	**$ 9**	$ 9
Salaries, wages, and benefits	**89**	183
Direct costs	**50**	62
	$ 148	$ 254

20. Contingencies and Capital Commitments

a) Bank Letter of Guarantee

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas' mine closure plan, for the sum of $585. This bank letter of guarantee expires 360 days from December 2012.

(All amounts in US$'000's unless otherwise stated)

20. Contingencies and Capital Commitments (continued)

b) Capital Commitments

As at March 31, 2013, $2,443 of capital commitments not disclosed elsewhere in the Financial Statements, and forecasted to be expended within one year, includes the following: $2,068 mine and tailing dam development at the San Jose property; and, $375 for the camp infrastructure at Caylloma.

c) Other Commitments

The Company has a contract to guarantee power supply at its Caylloma mine. Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure". The contract is automatically renewed every two years for a period of 10 years and expiring in 2017. Renewal can be avoided without penalties by notification 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business. Refer to Note 16. d).

The expected payments due by period as at March 31, 2013 are as follows:

	Expected payments due by period as at March 31, 2013				
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Office premises - Canada	$ 139	$ 450	$ 300	$ 99	$ 988
Office premises - Peru	377	787	480	-	1,644
Office premises - Mexico	7	-	-	-	7
Total office premises	**$ 523**	**$ 1,237**	**$ 780**	**$ 99**	**$ 2,639**
Computer equipment - Peru	121	44	-	-	165
Computer equipment - Mexico	17	16	-	-	33
Total computer equipment	**$ 138**	**$ 60**	**$ -**	**$ -**	**$ 198**
Total operating leases	**$ 661**	**$ 1,297**	**$ 780**	**$ 99**	**$ 2,837**

(All amounts in US$'000's unless otherwise stated)

20. Contingencies and Capital Commitments (continued)

d) Other Contingencies

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

During the year ended December 31, 2012, the Ministry of Mining and Energy (MEM) in Peru made an update to the approved Mining Environmental Liabilities List. As at March 31, 2013, the Company is currently in the process of evaluating its mining concessions which are currently included on the list and as at the date of the issuance of the financial statements an estimate of liability cannot be determined.

21. Subsequent events up to May 7, 2013

Subsequent to March 31, 2013, on April 23, 2013 the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility ("credit facility") to be refinanced or repaid on or within three years or before April 22, 2016. No funds were drawn from this credit facility.

Subsequent to March 31, 2013, 25,000 share purchase options with an exercise price of CAD$0.85 per share expired unexercised.